UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010.

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 02, 2010	By	/s/ SASHI JAGDISHAN
	Name:	Sashi Jagdishan
	Title:	Head-Finance

*	Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP as of and for the six month periods ended September 30, 2008 and 2009.

Exhibit 1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2009		September 30, 2009 (unaudited)		September 30, 2009 (unaudited)
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	171,224.4	Rs.	149,258.7	US$	3,103.7
Term placements		34,473.2		31,213.5		649.1
Investments held for trading, at fair value		35,386.2		87,278.9		1,814.9
Investments available for sale, at fair value (includes restricted investments of Rs. 234,287.4 and Rs. 389,954.7 (US$ 8,108.9) respectively)		508,106.3		456,211.9		9,486.6
Securities purchased under agreements to resell		25,497.2		1,687.2		35.1
Loans (net of allowance of Rs. 24,550.9 and Rs. 26,819.1 (US$ 557.7) respectively)		986,495.0		1,132,734.1		23,554.5
Accrued interest receivable		13,251.9		12,196.0		253.6
Property and equipment, net		20,649.4		21,566.9		448.5
Intangible assets, net		12,731.0		10,841.5		225.4
Goodwill		74,937.9		74,937.9		1558.3
Other assets		137,992.3		93,790.9		1,950.4

Total assets	Rs.	2,020,744.8	Rs.	2,071,717.5	US$	43,080.1

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	1,142,281.9	Rs.	1,175,342.0	US$	24,440.5
Non-interest-bearing deposits		284,006.7		320,934.4		6,673.6

Total deposits		1,426,288.6		1,496,276.4		31,114.1
Short-term borrowings (including current portion of long-term debt)		27,237.0		49,070.0		1,020.4
Accrued interest payable		33,225.3		33,435.5		695.3
Long-term debt (excluding current portion)		67,598.8		69,802.2		1,451.5
Accrued expenses and other liabilities		216,342.0		170,818.1		3,552.0

Total liabilities		1,770,691.7		1,819,402.2		37,833.3

Commitments and contingencies (See note 5)

Shareholders’ equity:
Equity shares: par value—Rs.10 each; authorized 550,000,000 shares and 550,000,000 shares; issued and outstanding 425,384,109 and 427,357,524 shares respectively		4,253.8		4,273.6		88.9
Additional paid in capital		178,887.7		182,164.1		3,788.0
Retained earnings		34,845.9		39,325.6		817.7
Statutory reserve		22,987.3		22,987.3		478.0
Accumulated other comprehensive income (loss)		8,522.3		2,850.2		59.3

Total HDFC Bank Limited shareholders’ equity		249,497.0		251,600.8		5,231.9

Noncontrolling interest in subsidiaries		556.1		714.5		14.9

Total shareholders’ equity		250,053.1		252,315.3		5,246.8

Total liabilities and shareholders’ equity	Rs.	2,020,744.8	Rs.	2,071,717.5	US$	43,080.1

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six months ended September 30,
	2008		2009		2009
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	53,553.5	Rs.	58,986.9	US$	1,226.8
Trading securities		1,004.2		2,420.8		50.3
Available for sale securities		16,931.7		17,412.5		362.1
Other		953.1		1,323.1		27.5

Total interest and dividend revenue		72,442.5		80,143.3		1,666.7

Interest expense:
Deposits		31,934.0		39,206.2		815.3
Short-term borrowings		4,626.0		204.8		4.3
Long-term debt		1,347.0		3,210.1		66.8
Other		69.5		0.4		—

Total interest expense		37,976.5		42,621.5		886.4

Net interest revenue		34,466.0		37,521.8		780.3
Provision for credit losses		6,824.8		14,318.9		297.8

Net interest revenue after provision for credit losses		27,641.2		23,202.9		482.5

Non-interest revenue, net:
Fees and commissions		10,963.0		14,543.1		302.4
Trading securities gains (losses), net		(76.4)		133.0		2.8
Realized gains (losses) on sales of available for sale securities, net		(319.9)		4,304.8		89.5
Foreign exchange transaction gains, net		1,345.6		3,439.5		71.5
Derivative transaction gains (losses), net		(231.0)		1,251.6		26.0
Other, net		78.6		37.5		0.8

Total non-interest revenue, net		11,759.9		23,709.5		493.0

Total revenue, net		39,401.1		46,912.4		975.5

Non-interest expense:
Salaries and staff benefits		14,639.1		14,193.2		295.1
Premises and equipment		3,396.0		5,047.3		105.0
Depreciation and amortization		1,732.3		2,002.2		41.6
Administrative and other		8,430.4		9,333.8		194.1
Amortization of intangible assets		1,369.3		1,889.5		39.3

Total non-interest expense		29,567.1		32,466.0		675.1

Income before income tax expense		9,834.0		14,446.4		300.4
Income tax expense		3,304.0		4,822.3		100.3

Net income before noncontrolling interest		6,530.0		9,624.1		200.1
Net income attributable to noncontrolling interest		39.7		158.4		3.3

Net income	Rs.	6,490.3	Rs.	9,465.7	US$	196.8

Per share information:
Earnings per equity share—basic	Rs.	16.03	Rs.	22.22	US$	0.46
Earnings per equity share—diluted	Rs.	15.91	Rs.	21.98	US$	0.45
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	48.09	Rs.	66.66	US$	1.38
Earnings per ADS—diluted	Rs.	47.73	Rs.	65.94	US$	1.37

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended September 30,
	2008		2009		2009
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	6,490.3	Rs.	9,624.1	US$	200.1
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		6,824.8		14,318.9		297.8
Depreciation and amortization		1,732.3		2,002.2		41.6
Amortization of intangibles		1,369.3		1,889.5		39.3
Amortization of deferred acquisition costs		3,955.0		1,366.1		28.4
Amortization of premium (discount) on investments		1,912.7		1,702.9		35.4
Other than temporary impairment of investment		101.1		28.6		0.6
Provision for deferred income taxes		(2,471.3)		(2,313.7)		(48.1)
Share based compensation expense		913.2		1,739.2		36.2
Net realized (gain) loss on sale of available for sale securities		218.8		(4,333.4)		(90.1)
Gain (loss) on disposal of property and equipment, net		(5.0)		(0.8)		—
Net change in:
Investments held for trading		94,030.8		(51,892.7)		(1,079.2)
Accrued interest receivable		(1,534.3)		1,055.9		22.0
Other assets		(105,454.4)		49,373.5		1,026.7
Accrued interest payable		1,664.0		210.2		4.4
Accrued expense and other liabilities		89,564.0		(45,669.2)		(949.8)

Net cash provided in operating activities		99,311.3		(20,898.7)		(434.7)

Cash flows from investing activities:
Net change in term placements		(7,213.4)		3,259.7		67.8
Net change in securities		31,107.5		45,965.8		955.8
Net change in repurchase options and reverse repurchase options		(1,244.1)		23,810.0		495.1
Proceeds from loans securitized		1,396.3		—		—
Loans purchased		(2,584.0)		(23,327.8)		(485.1)
Repayments on loans purchased		10,349.7		10,241.8		213.0
Increase in loans originated, net of principal collections		(222,212.8)		(148,838.1)		(3,095.0)
Additions to property and equipment		(764.0)		(2,800.5)		(58.2)
Proceeds from sale or disposal of property and equipment		13.7		26.9		0.6
Cash on acquisition of CBoP, net		20,567.5		—		—

Net cash used in investing activities		(170,583.6)		(91,662.2)		(1,906.0)

Cash flows from financing activities:
Net increase in deposits		122,242.1		69,987.8		1,455.4
Net increase (decrease) in short-term borrowings		(19,450.8)		21,833.0		454.0
Net increase (decrease) in Long-term debt		(9,281.2)		2,203.4		45.8
Proceeds from issuance of equity shares for options exercised		524.4		1,557.0		32.4
Proceeds from issuance of warrants		4,009.2		—		—
Payment of dividends and dividend tax		(3,530.6)		(4,986.0)		(103.7)

Net cash provided by financing activities		94,513.1		90,595.2		1,883.9

Net change in cash and cash equivalents		23,240.8		(21,965.7)		(456.8)
Cash and cash equivalents, beginning of year		147,208.0		171,224.4		3,560.5

Cash and cash equivalents, end of period	Rs.	170,448.8	Rs.	149,258.7	US$	3,103.7

Supplementary cash flow information:
Interest paid	Rs.	33,963.5	Rs.	42,411.3	US$	881.9
Income taxes paid	Rs.	5,354.7	Rs.	6,512.1	US$	135.4
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	124.5.	Rs.	145.3	US$	3.0
On acquisition of CBoP by stock-for-stock exchanges
Non—cash assets acquired at fair value	Rs.	321,205.0	Rs.	—	US$	—
Liabilities assumed at fair value	Rs.	239,003.1	Rs.	—	US$	—
Net	Rs.	82,201.9	Rs.	—	US$	—
Non-cash financing activities
Stocks issued in connection with acquisition of CBoP	Rs.	100,469.5	Rs.	—	US$	—

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Number of Equity Shares	Equity Share capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve		Accumulated Other comprehensive Income (Loss)		Total HDFC Bank Limited Shareholders Equity		Comprehensive Income		Noncontrolling interest in subsidiaries		Total Shareholders’ Equity
Balance at April 1, 2008	354,432,920	Rs.	3,544.3	Rs.	70,675.5	Rs.	31,065.7	Rs.	15,193.7	Rs.	(1,233.9)	Rs	119,245.3	Rs.	—	Rs	462.0	Rs.	119,707.3

Shares issued upon exercise of options	712,600		7.2		517.2								524.4						524.4
Shares issued in connection with acquisition of CBoP	69,883,956		698.8		101,447.8								102,146.6						102,146.6
Dividends, including dividend tax							(3,530.6)						(3,530.6)						(3,530.6)
Transfer to statutory reserve							(2,181.4)		2,181.4				—						—
Proceeds from issue of warrants					4,009.2								4,009.2						4,009.2
Net income							6,490.3						6,490.3	Rs.	6,530.0		39.7		6,530.0
Unrealized gain reclassified to earnings [net of tax Rs.(34.9)]											(67.8)		(67.8)		(67.8)				(67.8)
Change in the unrealized net gain on available for sale securities [net of tax Rs.(3,491.0)]											(6,953.1)		(6,953.1)		(6,953.1)				(6,953.1)
Share based compensation					913.2								913.2						913.2
Comprehensive income														Rs.	(490.9)

Balance at September 30, 2008	425,029,476	Rs.	4,250.3	Rs.	177,562.9	Rs.	31,844.0	Rs.	17,375.1	Rs.	(8,254.8)	Rs.	222,777.5			Rs.	501.7	Rs.	223,279.2

Balance at April 1, 2009	425,384,109	Rs.	4,253.8	Rs.	178,887.7	Rs.	34,845.9	Rs.	22,987.3	Rs.	8,522.3	Rs.	249,497.0			Rs.	556.1	Rs.	250,053.1
Shares issued upon exercise of options	1,973,415		19.8		1,537.2								1,557.0						1,557.0
Shares issued in connection with acquisition of CBoP
Dividends, including dividend tax							(4,986.0)						(4,986.0)						(4,986.0)
Transfer to statutory reserve
Proceeds from issue of warrants
Net income							9,465.7						9,465.7		9,624.1		158.4		9,624.1
Unrealized gain reclassified to earnings [net of tax Rs.(1,597.9) ]											(3,103.1)		(3,103.1)		(3,103.1)				(3,103.1)
Change in the unrealized gain on available for sale securities, [net of tax Rs.(1,260.5)]											(2,448.1)		(2,448.1)		(2,448.1)				(2,448.1)
Share based compensation					1,739.2								1,739.2						1,739.2
Foreign currency translation reserve											(3.4)		(3.4)		(3.4)				(3.4)
Net change on measurement of interest on securitization [net of tax Rs.(60.5)]											(117.5)		(117.5)		(117.5)				(117.5)
Comprehensive income														Rs.	3,952.0
Balance at September 30, 2009	427,357,524	Rs.	4,273.6	Rs.	182,164.1	Rs.	39,325.6	Rs.	22,987.3	Rs.	2,850.2	Rs.	251,600.8			Rs.	714.5	Rs.	252,315.3
Balance at September 30, 2009	427,357,524	US$	88.9	US$	3,788.0	US$	817.7	US$	478.0	US$	59.3	US$	5,231.9	US$	82.2	US$	14.9	US$	5,246.8

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on September 30, 2009.

The Bank had during the quarter ended June 30, 2008 issued 26,200,220 warrants convertible into an equivalent number of equity shares to Housing Development Finance Corporation Limited (“HDFC Limited”) on a preferential basis at a rate of Rs. 1,530.13 each on terms and conditions that the warrants be exercised on or before December 2, 2009. HDFC Limited have since exercised their rights. The Bank allotted 2,62,00,220 equity shares to HDFC Limited on November 30, 2009. As of December 31, 2009, HDFC Limited, together with its subsidiaries, held an aggregate of 23.87 % of our equity shares.

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB ASC Topic 810 “Consolidation of Variable Interest Entities” [Formerly “Interpretation No. 46 (Revised)”]. All significant inter-company accounts and transactions are eliminated on consolidation.

b. Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

c. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment and derivatives.

d. Income Tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for the full year.

e. Revenue Recognition

Interest income from loans and from investments is recognized on an accrual basis when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. The Bank generally does not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.

Dividends are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

f. Convenience Translation

The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the period ended September 30, 2009 have been translated into U.S. dollars at US$1.00 = Rs. 48.09 based on the noon buying rate for cable transfers on September 30, 2009 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

g. Recently Adopted Accounting Standards

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (SFAS 141R), now codified in FASB ASC Topic 805-10. This codification modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, this codification requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. This codification also modifies the accounting for certain acquired income tax assets and liabilities. This codification applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008. FASB ASC 805-10 was applicable prospectively to business combinations completed on or after April 1, 2009

On December 4, 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160), now codified in FASB ASC Topic 810, “Consolidations”. This codification which is an amendment of ARB 51- Consolidated Financial Statements, requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. This codification also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. It requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. This codification is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is not permitted. The Bank adopted the provisions of the codification effective April 1, 2009. The adoption affects the presentation of “Minority interests”, which is renamed to “Non-controlling interests” and is presented within equity.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”, now codified in FASB ASC Topic 815, “Derivatives and Hedging”. This Codification expands the disclosure requirements in Statement 133 about an entity’s derivative instruments and hedging activities. Such disclosures, as well as existing Statement 133 required disclosures, generally will need to be presented for every annual and interim reporting period for which a statement of financial position and a statement of financial performance are presented. This codification improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This codification is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Bank adopted the provisions of this codification effective April 1, 2009. The adoption did not have an impact on the Bank’s financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”), now codified in FASB ASC Topic 320.10. This codification amends the other-than-temporary impairment guidance for investments in debt securities to make the guidance more operational and also to improve the presentation and disclosure of other-than-temporary impairments on both debt and equity securities in the financial statements. This amendment does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This codification is effective for the Bank’s financial statements for the year ending March 31, 2010. The Bank has since adopted the provisions of this codification effective April 1, 2009 and the adoption did not have an impact on the Bank’s financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165) , now codified in FASB ASC Topic 855. This Codification sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Codification is effective for financial statements issued for fiscal years ending after June 15, 2009. The Bank has since adopted the provisions of this codification effective April 1, 2009 and the adoption did not have an impact on the Bank’s financial statements.

In June 2009, the FASB issued SFAS No. 168,” The FASB accounting standards codification and the hierarchy of Generally Accepted Accounting Principles” now codified in FASB ASC Topic 105. Effective July 1, 2009, the FASB established the Accounting Standards Codification (ASC) as the single source of authoritative generally accepted accounting principles (GAAP). The guidance contained in the codification supersedes all existing non-SEC guidance. The codification does not change the current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. As a result, references to accounting literature contained in the Bank’s financial statements have been updated to reflect the new codification references This codification defines the new hierarchy for U.S. generally accepted accounting principles (GAAP) and explains how the FASB will use its Accounting Standards Codification (ASC) as the sole source for all authoritative guidance. The codification is effective for all reporting periods that end after September 15, 2009. The Bank has since adopted the Codification effective April 1, 2009 and the adoption did not have an impact on the Bank’s financial statements.

In September 2009, the FASB issued ASU No. 2009-06 Income Taxes (Topic 740) – Implementation guidance on Accounting for Uncertainty in Income Taxes and Disclosure. This ASU gives additional implementation guidance on accounting for uncertainty in income taxes. Guidance is provided on income tax which is attributable to owners, managements determination of taxable status of the entity and consideration to tax positions of all entities within a related group. This codification is effective for interim and annual periods ending after September 15, 2009. The adoption of this codification did not have a material impact on the Bank’s consolidated financial statements.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

h. Recently issued accounting pronouncements not yet effective

In December 2008, FSP FAS No. 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets was issued, now codified in FASB ASC Topic 715. It provides guidance related to an employer’s disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. This codification requires that disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. The new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009 with early application permitted. This amendment only requires additional disclosures, and will not affect the Bank’s financial position and results of operations.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets” (SFAS 166), now codified in FASB ASC Topic 855. This Codification requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets, and requires additional disclosures. Further, in December 2009, the FASB issued ASU No. 2009-16, Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets (SFAS No. 166, an amendment of FSAB No. 140). The amendments in this ASU improves financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This codification is applicable for fiscal years beginning after November 15, 2009, earlier application is prohibited. The impact on the Bank’s consolidated financial statement, if any, on application of this codification with effect from April 1, 2010 is currently being evaluated.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167), now codified in FASB ASC Topic 810. This Codification is a revision to FIN 46 (Revised December 2003) “Consolidation of Variable Interest Entities”, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 requires additional disclosures about the involvement with variable interest entities and any significant changes in risk exposure due to that involvement. Further, in December 2009, the FASB issued ASU No. 2009-17, Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (SFAS No. 167, an amendment to FASB Interpretation No. 46(R)). The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which enterprise has a controlling financial interest in a variable interest entity. The amendments in this ASU also require additional disclosures about an enterprise’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This codification is applicable for fiscal years beginning after November 15, 2009. Earlier application is prohibited. The impact on the Bank’s consolidated financial statement, if any, on application of this codification with effect from April 1, 2010 is currently being evaluated.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value. This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance provided in ASU 2009-05 is effective for first reporting period (including interim periods) beginning after August 2009. The adoption of this ASU is not expected to have a material impact on the Bank’s consolidated financial statement.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). This ASU permits, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this ASU on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of ASC 946 as of the reporting entity’s measurement date. The ASU also requires disclosures by major category of investment about the attributes of investments within the scope of the ASU. This ASU is effective for interim and annual periods ending after December 15, 2009. The adoption of this ASU is not expected to have a material impact on the Bank’s consolidated financial statement.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement for a Securities and Exchange Commission (“SEC”) filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC’s literature. All of the amendments in the ASU were effective upon issuance, except for the use of the issued date for conduit debt obligors, which will be effective for interim or annual periods ending after June 15, 2010. The adoption of this ASU is not expected to have a material impact on the Bank’s consolidated financial statement.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

2. Business combination

The acquisition of Centurion Bank of Punjab Limited (“CBoP”) with HDFC Bank Limited was effective May 23, 2008. Both the entities were banking companies incorporated under the Companies Act, 1956 and licensed by the Reserve Bank of India under the Banking Regulation Act, 1949.

The transaction was completed during 2008-2009 and accounted for as business combination, which resulted in goodwill of Rs. 74,937.9 million and intangible assets of Rs. 16,002.0 million. CBoP, a private sector Bank, offered a wide spectrum of retail, small and medium enterprise and corporate banking products and services. The primary purpose for the acquisition was to realize potential synergies, growth opportunities and cost savings from combining the businesses of CBoP. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill.

The consolidated financial statements include the operating results of CBoP from the date of acquisition. The purchase consideration amounted to Rs. 102,769.4 million, of which Rs. 100,469.5 million was paid by way of the issuance of one equity share of HDFC Bank Limited (face value Rs.10.0) in exchange for every 29 equity shares of CBoP (face value Re. 1.0).

Purchase price allocation

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. The purchase price of the CBoP amounted to Rs. 102,769.4 million, of which Rs. 100,469.5 million was paid by way of the issuance of equity shares, Rs. 622.8 million was paid by directly paying acquisition costs and Rs. 1,677.1 million was paid by way of the issuance of the Bank’s stock options in exchange for the outstanding CBoP’s stock options held by its employees as of the acquisition date.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of May 23, 2008 as summarized below:

	(in millions)		(in millions)
Purchase price
Issue of 69,883,956 equity shares	Rs.	100,469.5	US$	2,089.2
Direct acquisition costs		622.8		12.9
Issue of stock options to employees		1,677.1		34.9

Total purchase price		102,769.4		2,137.0

Assets acquired :
Cash and cash equivalents		20,567.5		427.7
Term placements		9,318.7		193.8
Investments, available for sale		57,236.7		1,190.2
Loans		152,030.3		3,161.4
Accrued interest receivable		2,296.9		47.8
Property and equipment, net		3,288.9		68.4
Intangible assets		16,002.0		332.8
Other assets		6,093.6		126.6

Total assets acquired		266,834.6		5,548.7

Liabilities assumed :
Deposits		208,155.7		4,328.5
Short-term borrowings		591.9		12.3
Accrued interest payable		2,349.0		48.8
Long-term debt		14,687.8		305.4
Accrued expenses and other liabilities		13,218.7		275.0

Total liabilities acquired		239,003.1		4,970.0

Total of net assets acquired		27,831.5		578.7

Goodwill	Rs.	74,937.9	US$	1,558.3

The total amount of goodwill was Rs. 74,937.9 million and no tax deduction was available on the said amount. The entire amount of goodwill was allocated to the retail segment.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Intangible assets acquired

The estimated useful lives of the intangible assets at May 23, 2008 were as follows:

	Fair value				Weighted average life
	(in millions)				(in years)
Intangible assets subject to amortization:
Branch network	Rs.	8,335.0	US$	173.3	6
Customer relationship		2,710.0		56.4	2
Core deposit		4,414.0		91.8	5
Favorable leases		543.0		11.3	15

Total	Rs.	16,002.0	US$	332.8	5.35

3. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services and interest earned on surplus funds. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses.

The wholesale banking segment provides loans and transaction services to corporate customers. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading both on the proprietary account and customer flows. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations. Revenues from foreign exchange and derivative operations and customer flows is classified under the retail or wholesale segment depending on the profile of the customer.

Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by corporate customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated equally to each segment.

Summarized segment information for the six-month periods ended September 30, 2008 and 2009 is as follows:

	Six-months ended September 30, 2008								Six-months ended September 30, 2009
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)								(In millions)
Net interest revenue	Rs.	27,365.9	Rs.	5,822.0	Rs.	1,278.1	Rs.	34,466.0	Rs.	32,500.8	Rs.	3,511.7	Rs.	1,509.3	Rs.	37,521.8	US$	780.3
Less: Provision for credit losses		6,322.3		540.9		(38.4)		6,824.8		12,939.2		1,379.7		—		14,318.9		297.8

Net interest revenue, after allowance for credit losses		21,043.6		5,281.1		1,316.5		27,641.2		19,561.6		2,132.0		1,509.3		23,202.9		482.5
Non-interest revenue		10,632.4		2,958.4		(1,830.9)		11,759.9		14,232.0		3,096.3		6,381.2		23,709.5		493.0
Non-interest expense		(25,090.2)		(3,982.9)		(494.0)		(29,567.1)		(28,478.4)		(3,626.3)		(361.3)		(32,466.0)		(675.1)

Income before income tax		6,585.8		4,256.6		(1,008.4)		9,834.0		5,315.2		1,602.0		7,529.2		14,446.4		300.4

Segment assets:
Segment average total assets	Rs.	701,213.5	Rs.	1,019,515.6	Rs.	61,258.8	Rs.	1,781,987.9	Rs.	892,484.0	Rs.	963,702.1	Rs.	68,497.3	Rs.	1,924,683.4	US$	40,022.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

4. Stock-based compensation

For details of the Bank’s employee stock option scheme refer to the Bank’s Form 20-F filed with the Securities and Exchange Commission on September 30, 2009.

On September 2, 2009 the Compensation Committee of the Bank approved the grant of a total of 5,414,750 options (Scheme XIV) for the employees of the Bank.

Modification of employee stock option schemes

Fringe Benefit Tax (“FBT”) on Employee Stock Options was assessed on all stock options that were exercised on or after April 1, 2007, and was based on the intrinsic value of the stock options on the vesting date. However, Government of India vide Finance(no. 2) act 2009 dated August 19, 2009 has withdrawn the FBT with effect from April 1, 2009. The Bank has accordingly stopped recovery of FBT from its employees and any recoveries made since April 1, 2009 is refunded . The withdrawal of FBT has been considered as a modification in the terms of grant of ESOPs. Accordingly, all outstanding ESOPs on the said date have been fair valued for modification as of August 19, 2009 to determine additional compensation cost, if any. The additional cost charged as on September 30, 2009 aggregated to Rs. 1,044.6 million.

a) Employees stock option schemes (other than those issued on acquisition of CBoP)

Plan A, Plan B, Plan C and Plan D -The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Six months ended September 30,
	2008	2009
Dividend yield	0.75%	0.69%
Expected volatility	39.71%	49.86%
Risk—free interest rate	9.2%-9.3%	4.76%-7.32%
Expected lives	1-4 years	1-5 years

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted
	Year ended March 31, 2009	Six months ended September 30, 2009
Options available to be granted, beginning of year	10,615,800	10,051,700
Options granted	(1,253,000)	(5,414,750)
Forfeited/lapsed	688,900	34,200

Options available to be granted, end of period	10,051,700	4,671,150

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Year ended March 31, 2009			Six months ended September 30, 2009
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	16,937,800	Rs.	1,013.60	16,633,800	Rs.	1041.46
Granted	1,253,000		1,282.81	5,414,750		1,446.10
Exercised	(868,100)		701.06	(1,303,900)		842.84
Forfeited	(556,500)		1,058.47	(34,200)		1,013.37
Lapsed	(132,400)		823.03	(—)		(—)

Options outstanding, end of period	16,633,800	Rs.	1,041.46	20,710,450	Rs.	1,115.28

Options exercisable, end of period	9,469,000	Rs.	958.18	12,583,000	Rs.	992.34

Weighted average fair value of options granted during the period		Rs.	305.97		Rs.	569.82

The following summarizes information about stock options outstanding as of September 30, 2009:

Plan	Range of exercise price	As of September 30, 2009
		Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Plan A	Rs. 366.3 (US$ 7.6)	60,400	2.01	366.30
Plan B	Rs. 358.6 to Rs. 1,098.7 (US$ 7.5 to US$ 22.8)	3,162,100	3.21	964.35
Plan C	Rs. 630.6 to Rs. 1,098.7 (US$ 13.1 to US$ 22.8)	5,248,100	2.99	888.47
Plan D	Rs. 1,098.7 to Rs. 1,446.1 (US$ 22.8 to US$ 30.1)	12,239,850	4.10	1,255.23

The intrinsic value of options exercised for six months ended September 30, 2008 and September 30, 2009 was Rs. 1.6 million and Rs. 3.3 million respectively. The aggregate intrinsic value of options outstanding and options exercisable as at September 30, 2009 was Rs. 40.9 million and Rs. 24.3 million, respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 721.0 million and Rs. 1,437.3 million during the six months ended September 30, 2008 and September 30, 2009. As at September 30, 2009, the total estimated compensation cost to be recognized in future periods is Rs. 3,028.2 million. This is expected to be recognized over a weighted average period of 0.88 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

b) Employees stock option schemes (issued on acquisition of CBoP)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	From effective date of acquisition to March 31, 2009			Six months ended September 30, 2009
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	3,548,217 *	Rs.	1,144.4	2,960,227	Rs.	1,163.4
Exercised	(199,133)		770.3	(669,515)		684.1
Forfeited	(251,953)		1,183.7	(30,568)		1,084.7
Lapsed	(136,904)		1,204.8	(—)		—

Options outstanding, end of period	2,960,227	Rs.	1,163.4	2,260,144	Rs.	984.1

Options exercisable, end of period	1,806,016	Rs.	1,083.7	1,970,798	Rs.	964.9

Weighted average fair value of options granted during the period		Rs.	—		Rs.	—

Note: *Being number of options acquired/exchanged on acquisition of CBoP.

The following summarizes information about stock options outstanding as of September 30, 2009:

Plan	Range of exercise price	As of September 30, 2009
		Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Key ESOP-2004	Rs. 116.0 (US$ 2.4)	64,816	3.54	Rs.	116.0
General ESOP-2004	Rs. 442.3 to Rs. 859.9 (US$ 9.2 to US$ 17.9)	703,342	4.06	Rs.	634.4
General ESOP-2007	Rs. 1,162.9 to Rs. 1,258.6 (US$ 24.2 to US$ 26.2)	1,491,986	4.44	Rs.	1,186.7

The intrinsic value of options exercised from effective date of acquisition to September 30, 2008 was nil and for six months ended September 30, 2009 was Rs. 466.9 million. The aggregate intrinsic value of options outstanding and options exercisable as at September 30, 2009 was Rs. 898.2 million and Rs. 821.0 million respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 190.7 million and Rs. 301.7 million during the six months ended September 30, 2008 and September 30, 2009 respectively. As at September 30, 2009, the total estimated compensation cost to be recognized in future periods was Rs. 27.6 million. This is expected to be recognized over a weighted average period of 0.11 years.

5. Commitments and contingent liabilities

Capital commitments

The Bank has entered into committed capital expenditure contracts, principally for branch expansion and technology upgrades. The estimated amounts of such capital expenditure contracts remaining to be executed as of March 31, 2009 and September 30, 2009 aggregated Rs. 1,494.6 million and Rs. 1,519.0 million, respectively.

Contingencies

The Bank is party to various legal and tax-related proceedings in the normal course of business. Some of the provisions of tax laws that have been recently promulgated remain open to interpretations. The Bank estimates the provision for these taxes since no precedents exist which could be used as points in reference. The amount of claims against the Bank which are not acknowledged as debts as of September 30, 2009, aggregated to Rs. 1,017.0 million. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of financial condition, operations or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

6. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and the exchange of the principal amount based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counter-parties. The extent of loss on account of a counter-party default will depend on the replacement value of the contract at the ongoing market rates.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The Bank uses its pricing models to determine fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2009 and September 30, 2009, together with the fair values on each reporting date.

	As of March 31, 2009				As of September 30, 2009
	Notional		Fair value		Notional		Fair Value		Notional		Fair value
	(In millions)

Interest rate swaps and forward rate agreements	Rs.	1,376,805.2	Rs.	(2,268.6)	Rs.	1,181,460.0	Rs.	(3,089.2)	US$	24,567.7	US$	(64.2)

Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	2,495,474.5	Rs.	8,780.8	Rs.	2,549,760.2	Rs.	8,091.9	US$	53,020.6	US$	168.3

The Bank has not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings.

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation.

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.

In terms of FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (now codified in FASB ASC Topic 460.10) the Bank has recognized a liability of Rs. 583.8 million as of September 30, 2009 in respect of guarantees issued or modified after December 31, 2002. Based on historical trends, in terms of SFAS No. 5 “Accounting For Contingencies” (now codified in FASB ASC Topic 450) the Bank has recognized a liability of Rs. 257.0 million as of September 30, 2009.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31, 2009		As of September 30, 2009
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	52,526.1	Rs.	50,304.8	US$	1,046.1
Performance guarantees		30,426.7		33,207.6		690.5
Documentary credits		93,873.8		102,081.0		2,122.7

Total	Rs.	176,826.6	Rs.	185,593.4	US$	3,859.3

Estimated fair values:
Guarantees	Rs.	(593.7)	Rs.	(583.8)	US$	(12.1)
Documentary credits		(132.6)		(164.0)		(3.4)

Total	Rs.	(726.3)	Rs.	(747.8)	US$	(15.5)

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event the Bank makes payment on account of the defaulting customer, to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss.

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate amount of the loans contemplated in these letters that have not yet been made was Rs. 268,402.9 million as of September 30, 2009. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

7. Estimated fair value of financial instruments

FSP FAS 107-1 and APB 28-1 issued on April 9, 2009 (now codified in FASB ASC Topic 825.10.65) requires disclosures about fair value of financial instruments for interim reporting periods as well in annual financial statements.

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2009 and September 30, 2009. The estimated fair value amounts as of March 31, 2009 and September 30, 2009 have been measured as of the respective period ends, and have been not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period end.

Financial instruments valued at carrying value:

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks, interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, short-term borrowings, acceptances, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.

Trading securities:

Trading securities are carried at fair value based on quoted market prices. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk.

Available for sale securities:

Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. The fair values of asset backed and mortgage backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk.

Loans:

The fair values of consumer installment loans and other consumer loans that do not reprice frequently were estimated using discounted cash flow models. The discount rates were based on current market pricing for loans with similar characteristics and risk factors. Since substantially all individual lines of credit and other variable rate consumer loans reprice frequently, with interest rates reflecting current market pricing, the carrying values of these loans approximate their fair values.

The fair values of commercial loans that do not reprice or mature within relatively short time frames were estimated using discounted cash flow models. The discount rates were based on current market interest rates for loans with similar remaining maturities and credit ratings. For commercial loans that reprice within relatively short time frames, the carrying values approximate their fair values.

For purposes of these fair value estimates, the fair values of impaired loans were computed by deducting an estimated market discount from their carrying values to reflect the uncertainty of future cash flows.

Deposits:

The fair value of demand deposits, savings deposits, and money market deposits without defined maturities are the amounts payable on demand. For deposits with defined maturities, the fair values were estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities.

Long-term debt:

The fair values of the Bank’s unquoted long-term debt instruments were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

Term Placements:

The fair values of term placements were estimated using discounted cash flow models. The discount rates were based on current market pricing for placements with similar characteristics and risk factors.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

A comparison of the fair values and carrying values of financial instruments other than derivatives (see Note 6) is set out below:

	As of March 31, 2009				As of Sept 30, 2009
	Carrying Value		Estimated Fair Value		Carrying Value		Carrying Value		Estimated Fair Value		Estimated Fair Value
	(In millions)
Financial assets:
Cash and cash equivalents	Rs.	171,224.4	Rs.	171,224.4	Rs.	149,258.7	US$	3,103.7	Rs.	149,258.7	US$	3,103.7
Term placements		34,473.2		34,047.0		31,213.5		649.1		30,868.5		641.9
Investments held for trading		35,386.2		35,386.2		87,278.9		1,814.9		87,278.9		1,814.9
Investments available for sale		508,106.3		508,106.3		456,211.9		9,486.6		456,211.9		9,486.6
Securities purchased under agreements to resell		25,497.2		25,497.2		1,687.2		35.1		1,687.2		35.1
Loans		986,495.0		1,004,032.6		1,132,734.1		23,554.5		1,156,722.3		24,053.2
Accrued interest receivable		13,251.9		13,251.9		12,196.0		253.6		12,196.0		253.6
Financial liabilities:
Interest-bearing deposits		1,142,281.9		1,158,620.9		1,175,342.0		24,440.5		1,184,494.6		24,630.8
Non-interest-bearing deposits		284,006.7		284,006.7		320,934.4		6,673.6		320,934.4		6,673.6
Securities sold under repurchase agreements		—		—		—		—		—		—
Short-term borrowings		27,237.0		27,237.0		49,070.0		1,020.4		49,070.0		1,020.4
Accrued interest payable		33,225.3		33,225.3		33,435.5		695.3		33,435.5		695.3
Long-term debt		67,598.8		69,755.1		69,802.2		1,451.5		74,408.0		1,547.3

8. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares aggregating to 31,614,970 were excluded from the calculation of diluted earnings per share for the six months ended September 30, 2009, because these options/warrants were anti-dilutive for the period. However, these options/warrants could be dilutive in future.

	As of September 30,
	2008	2009
Weighted average number of equity shares used in computing basic earnings per equity share	404,788,410	426,094,729
Effect of potential equity shares for stock options outstanding	3,053,652	4,650,130

Weighted average number of equity shares used in computing diluted earnings per equity share	407,842,062	430,744,859

For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS:

	Six months ended September 30,
	2008		2009		2009
Basic earnings per share	Rs.	16.03	Rs.	22.22	US$	0.46
Effect of potential equity shares for stock options outstanding		0.12		0.24		0.01

Diluted earnings per share	Rs.	15.91	Rs.	21.98	US$	0.45

Basic earnings per ADS	Rs.	48.09	Rs.	66.66	US$	1.38
Effect of potential equity shares for stock options outstanding		0.36		0.72		0.01

Diluted earnings per ADS	Rs.	47.73	Rs.	65.94	US$	1.37

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

9. Regulatory capital and capital adequacy

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and calculated under Basel II frameworks are as follows:

	As of March 31, 2009		As of September 30, 2009
	(In millions)
Tier 1 capital	Rs.	136,902.8	Rs.	149,885.6	US$	3,116.8
Tier 2 capital		66,049.2		65,586.7		1,363.8

Total capital	Rs.	202,952.0	Rs.	215,472.3	US$	4,480.6

Total risk weighted assets and contingents	Rs.	1,293,826.8	Rs.	1,373,629.9	US$	28,563.7

Capital ratios of the Bank:
Tier 1		10.58%		10.91%		10.91%
Total capital		15.69%		15.69%		15.69%
Minimum capital ratios required by the RBI:
Tier 1		6.00%		6.00%		6.00%
Total capital		9.00%		9.00%		9.00%

10. Long-term debt

Long-term debt as of March 31, 2009 and September 30, 2009 is comprised of the following:

	As of March 31, 2009		As of September 30, 2009
	(In millions)
Subordinated debt	Rs.	64,804.3	Rs.	63,851.5	US$	1,327.8
Others		3,647.9		7,489.9		155.7

Total	Rs.	68,452.2	Rs.	71,341.4	US$	1,483.5
Current portion		853.4		1,539.2		32.0

Long-term debt (excluding current portion)	Rs.	67,598.8	Rs.	69,802.2	US$	1,451.5

The scheduled maturities of long-term debt are set out below:

	As of September 30, 2009
	(In millions)
Due during the twelve months ending September 30:
2010	Rs.	1,539.2	US$	32.0
2011		4,459.3		92.7
2012		574.3		11.9
2013		292.2		6.1
2014		4,433.9		92.2
Thereafter (1)		58,042.5		1,207.0

Total	Rs.	69,341.4	US$	1,441.9

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

11. Fair value measurement

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures (formerly “SFAS No. 157”), defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level of input	Definition
Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

I. Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for Sale Securities: Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risk. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk.

Trading Securities: Trading securities are carried at fair value based on quoted market prices.

Held to maturity securities: There were no HTM securities as of March 31, 2009 and September 30, 2009.

The following table summarizes investments measured at fair value on a recurring basis as of September 30, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Particular	Total		Fair Value Measurements Using
			Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
					(In millions)
Trading account securities	Rs.	87,278.9	Rs.	61.6	Rs.	87,217.3	Rs.	—
Securities Available-for-Sale		456,211.9		659.6		454,170.6		1,381.7
Held to maturity		—		—		—		—

Total	Rs.	543,490.8	Rs.	721.2	Rs.	541,387.9	Rs.	1,381.7
	US$	11,301.5	US$	15.1	US$	11,257.7	US$	28.7

The below table summarizes the movement in investments classified as level 3:

Particular	Trading account Securities		Securities Available-for-Sale		Total		Total
	(In millions)
Balance as on April 1, 2009	Rs.	—	Rs.	15,245.0	Rs.	15,245.0	US$	317.0

Addition on account of acquisition of CBoP		—		—		—		—
Total gain/losses		—		406.2		406.2		8.4
-out of total gain/losses above included in income statement		—		405.9		405.9		8.4
-out of total gain/losses above included in other comprehensive income		—		0.3		0.3		—
Additions/(sale)/(transfer) (net)		—		(14,269.5)		(14,269.5)		(296.7)
Transfer in/out of level 3		—		—		—		—
Balance as on September 30, 2009	Rs.	—	Rs.	1,381.7	Rs.	1,381.7	US$	28.7

Note:	[1]	Amounts included in earnings out of total gain/losses included in income statement are reported in income statement under non-interest revenue, trading securities.
	[2]	Amounts included in earnings out of total gain/losses included in income statement are reported in income statement under interest and dividend revenue, available for sales securities and non-interest revenue, realized gain (losses) on sales of available for sale securities.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in Rupees.

The Bank uses its pricing models to determine fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Particular			Fair Value Measurements Using
	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
					(in millions)
Derivative assets	Rs.	60,794.6	Rs.	—	Rs.	60,794.6	Rs.	—
Derivative liabilities	Rs.	55,791.9	Rs.	—	Rs.	55,791.9	Rs.	—

12. Goodwill and other intangible assets

The Goodwill arising from a business combination is tested on annual basis for impairment in accordance with US GAAP. There were no changes in the carrying amount of goodwill Rs. 74,937.9 million for the year ended March 31, 2009 and period ended September 30, 2009.

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2009 and September 30, 2009:

	As of March 31, 2009						As of Sept 30, 2009
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying Amount		Net carrying Amount
	(In millions)
Branch network	Rs.	8,335.0	Rs.	1,190.4	Rs.	7,144.6	Rs	8,335.0	Rs.	1,886.5	Rs	6,448.5	US$	134.0
Customer relationship		2,710.0		1,161.9		1,548.1		2,710.0		1,841.3		868.7		18.1
Core deposit		4,414.0		756.7		3,657.3		4,414.0		1,198.7		3,215.3		66.9
Favorable leases		543.0		162.0		381.0		543.0		234.0		309.0		6.4

Total	Rs.	16,002.0	Rs	3,271.0	Rs	12,731.0	Rs	16,002.0	Rs	5,160.5	Rs	10,841.5	US$	225.4

Estimated amortization expense for intangible assets

	As of September 30,
	2009		2009
	(in millions)
Due during the twelve months ending September 30:
2010	Rs.	3,258.8	US$	67.8
2011		2,345.5		48.8
2012		2,318.3		48.2
2013		1,983.5		41.2
2014		914.8		19.0